June 19, 2018

Via EDGAR and E-mail majmudara@SEC.GOV

Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4546

Mail Stop 4628

Re:	Comstock Resources, Inc.

Preliminary Proxy Statement Schedule 14A

Filed May 25, 2018

Response Letter Dated June 14, 2018

File No. 001-03262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. (“the Company”, “us”, “our” or “we”) to the comments contained in the Staff’s comment letter dated June 13, 2018 (the “Comment Letter”) concerning the above-referenced Schedule 14A (the “Schedule 14A”). The responses are numbered to correspond to the numbers of the Comment Letter and appear following the comments, which are restated below in bold.

Audited Financial Statements of the Bakken Shale Properties, page A-1

1.	We note that you have presented audited statements of assets acquired and liabilities assumed and statements of revenues and direct operating expenses for the oil and natural gas properties to be contributed by the Jones Partnerships (i.e., Arkoma Drilling, LP and Williston Drilling, LP) in exchange for shares of your common stock. As the disclosure in your proxy indicates that the Jones Partnerships is the accounting acquirer in the proposed transaction, describe your basis for presenting abbreviated financial statements rather than full audited financial statements. Refer to Item 14 of Schedule 14A and Item 17 of Form S-4.

2.	Provide us a comprehensive analysis supporting your conclusion that the Jones Partnerships is the accounting acquirer in the proposed transaction, including your consideration of each factor outlined in FASB ASC paragraphs 805-10-55-11 through 805-10-55-14.

We believe our responses to the Staff’s comments numbers 1 and 2 are interrelated; as such, we have combined our responses to comment numbers 1 and 2 in the response to comment number 2.

We acknowledge that the proxy, specifically the Introduction and Basis of Presentation to the Unaudited Pro Forma Combined Financial Statements, describes the Jones Partnerships as the accounting acquirer in the transaction. As clarification, this reference was intended to convey that Comstock will undergo a change in control as a result of the issuance of 88.6 million shares to the Jones Partnerships in exchange for the Bakken Shale Properties (which prior to the transaction are held by the Jones Partnerships). We did not intend to imply that a business combination has occurred at the Comstock reporting entity nor that the transaction would be accounted for as a reverse merger. The description of the accounting by Comstock is discussed below. Further, we will clarify the disclosures provided in the footnotes to the pro forma financial statements to be included in an amendment to the proxy.

Securities and Exchange Commission

June 19, 2018

Background and Accounting for the Transaction

We entered into a Contribution Agreement (the “Contribution Agreement”) on May 9, 2018 with Arkoma Drilling, L.P. and Williston Drilling, L.P. (collectively, the “Jones Partnerships”) under which the Jones Partnerships will contribute to Comstock interests in certain oil and gas properties located in the Williston Basin in North Dakota and Montana (the “Bakken Shale Properties”) in exchange for approximately 88.6 million shares of Comstock common stock, which following the issuance will represent approximately 84.6% of the Company’s total outstanding shares (the “Jones Contribution”). The Jones Partnerships are wholly owned by Jerry Jones and his children (collectively referred to herein as, the “Jones Group”).

As described in our response to the Staff’s comment number 3 below, the Bakken Shale Properties do not meet the definition of a business in ASC 805-10-55-5A; therefore the acquisition of the Bakken Shale Properties will not be accounted for as a business combination. Comstock will recognize the Bakken Shale Properties at the date of the acquisition with no change in reporting entity or retrospective accounting. In addition, the transaction will result in the Jones Group obtaining a controlling financial interest in Comstock. Therefore, since the Bakken Shale Properties will be controlled by the Jones Group both before and after the transaction, we have concluded that Comstock should recognize the Bakken Shale Properties as a common control transaction at the basis held by the Jones Group consistent with the guidance in ASC 805-50-30-5.

Finally, we will elect to apply push-down accounting on the acquisition date to the assets and liabilities of Comstock pursuant to the guidance in ASC 805-50-25-4. As a result, we will reflect a new basis of accounting for the assets and liabilities of Comstock following the guidance in ASC 805. This will result in a “black line” presentation, such that the historical Comstock financial statements will continue to be presented for periods prior to the transaction, and the combined Bakken Shale Properties (at their historical cost) and legacy Comstock (at the new basis) will be presented prospectively.

Availability of Financial Information

As the Bakken Shale Properties do not meet the definition of a business under U.S. GAAP, and will be accounted for prospectively from the date of acquisition, we considered the appropriateness of presenting abbreviated financial statements rather than full audited financial statements. We considered the applicability and relevance of the staff’s guidance in FRM 2065.11 and previously submitted a preclearance letter to the Division’s Office of the Chief Accountant dated May 17, 2018 on this issue. Our considerations included the following regarding the availability and usefulness to investors of full audited financial statements of the Bakken Shale Properties:

•	The Bakken Shale Properties do not represent a separate entity, subsidiary or division of the Jones Partnerships. Stand-alone financial statements relating to the Bakken Shale Properties have never previously been prepared, and the Jones Partnerships informed us that it would be impracticable to prepare complete audited carve out financial statements in accordance with Item 14 of Schedule 14A and Item 17 of Form S-4. Further, the Jones Partnerships advise that distinct and separate accounts necessary to prepare full financial statements for the Bakken Shale Properties have never been maintained because they have never operated these assets separately from the rest of the Jones Partnerships.

•	The Jones family businesses cannot objectively allocate certain corporate overhead expenses to the Bakken Shale Properties. Any allocation would be subjective and would not be relevant to investors given the differences between the Jones Partnerships’ legal structure and Comstock’s corporate structure which will remain intact after the transaction.

•	Working capital accounts, including cash relating to the Bakken Shale Properties, have been maintained only in the aggregate at the family business level and it is not practicable to separately identify those amounts attributable to the Bakken Shale Properties or the Jones Partnerships. In addition, there is no debt attributable to the Jones Partnerships or directly attributable to the Bakken Shale Properties.

Securities and Exchange Commission

June 19, 2018

Alternatives to Audited Financial Statements

While we note that FRM 2065.11 permits the use of abbreviated financial statements in transactions similar to the Jones Transactions to satisfy Rule 3-05 of Regulation S-X, it does not provide the same automatic relief for such financial statements in proxy statements. However, we believe that if the use of such financial statements is deemed sufficient for shareholders to understand the impact of the Jones Contribution upon consummation, it should be equally useful for purposes of making a voting decision on a transaction.

While the Company does not believe that it is practicable to prepare full audited financial statements for the Bakken Shale Properties, if it were practicable, we believe the cost of preparing and auditing such information would exceed the benefit that our shareholders would derive from the incremental information provided in a set of full financial statements as compared to the abbreviated financial statements.

Having assessed the adequacy of the available financial information with respect to the Bakken Shale Properties, and after considering the separate guidance in FRM 2065.11 with respect to abbreviated financial statements, we believe that presentation of the abbreviated financial information set forth below relating to the Bakken Shale Properties is appropriate for investors in satisfaction of the requirements of Item 14 of Schedule 14A and Item 17 of Form S-4.

Attached as Exhibit 1 to this letter are revised pro forma financial statements, including the notes thereto, that we propose to attach as a revised Annex B to the proxy statement. We have also attached a marked copy to show the changes.

3.	Tell us whether the oil and natural gas properties to be contributed by the Jones Partnerships meet the definition of a business pursuant to FASB ASC paragraphs 805-10-55-3A through 805-10-55-9. Include sufficient detail describing the nature of these properties as part of the analysis in your response.

The Company performed an assessment as to whether the Bakken Shale Properties represent a business under the guidance contained in Accounting Standards Codification (“ASC”) Topic 805 (Business Combinations), and Accounting Standards Update (“ASU”) No. 2017-01 – Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The Company adopted ASU 2017-01 on January 1, 2018.

Specifically, ASC 805-10-55-3A states that: “A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. To be considered a business, an integrated set must meet the requirements in paragraphs 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9”.

Further guidance is provided in ASC 805-10-55-5A, which states: “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. (Emphasis added for effect). Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.”

As noted above, the Bakken Shale Properties are made up of numerous individual wells, all of which are proved oil and gas properties located in the Williston Basin in North Dakota and Montana. Accordingly, the Company analyzed whether the individual properties qualify as a group of similar assets, as discussed further below.

ASC 805-10-55-5C states that: A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a.	A tangible asset and an intangible asset

b.	Identifiable intangible assets in different major intangible asset classes (for example, customer-related intangibles, trademarks, and in-process research and development)

Securities and Exchange Commission

June 19, 2018

c.	A financial asset and a nonfinancial asset

d.	Different major classes of financial assets (for example, accounts receivable and marketable securities)

e.	Different major classes of tangible assets (for example, inventory, manufacturing equipment, and automobiles)

f.	Identifiable assets within the same major asset class that have significantly different risk characteristics.

The Bakken Shale Properties are comprised exclusively of undivided working interests in oil and gas wells, principally located in North Dakota and Montana, all of which are located in the Bakken Shale formation within the Williston Basin. All of the oil and gas reserves associated with the Bakken Shale Properties are classified as proved reserves, most of which are proved developed (approximately 90% of the total proved reserves, and 94% of the estimated fair value). Although a portion of the proved reserves are undeveloped, those reserves are considered to be proved undeveloped as the probability of drilling successful wells is extremely high.

Comstock will be acquiring non-operated working interests in the Bakken Shale Properties ranging from 0.1% to 57% with an average 15.6% working interest. All oil and gas production is marketed by the well operators. Comstock will not assume any personnel from the Jones Partnerships as part of the Jones Contribution, but rather will absorb the management of the Bakken Shale Properties into its existing organization with minimal changes to its current staffing.

The risks associated with development of the Bakken Shale formation are not significant based on recent history and experience in developing horizontal wells in this location. The reservoir is well delineated and there is no more than an insignificant risk of drilling an unsuccessful well. All production is typically sold at the wellhead or lease and infrastructure exists for transporting the production to its ultimate markets in Cushing, Oklahoma and the U.S. Gulf Coast. Neither the Jones Partnerships nor Comstock take responsibility for, and do not participate in, the development of any infrastructure such as pipelines and other transportation methods.

We believe that the undivided interests in the Bakken Shale reserves have similar risk characteristics. Further, all of these assets would be classified for balance sheet purposes as proved oil and gas properties, a long-term asset. Accordingly, we have concluded that the Bakken Shale Properties do not meet the definition of a business for accounting purposes because substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets (proved oil and gas properties) that satisfy the criteria as defined in ASC 805-10-55-5A and ASC 805-10-55-5C of being concentrated in a single identifiable asset or group of similar identifiable assets.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811. To the extent it would be helpful, we are available for, and can arrange a conference call to discuss our responses to these comments and to address any further questions that the staff may have on our proxy filing.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
President and Chief Financial Officer

RDS/

cc:	Jack E. Jacobsen, Esq.

Locke Lord LLP

EXHIBIT 1

ANNEX B

COMSTOCK RESOURCES, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Following are the unaudited pro forma combined financial statements and accompanying notes as of and for the three months ended March 31, 2018 and for the year ended December 31, 2017, which have been prepared by our management and are derived from, and should be read in conjunction with, (a) our audited consolidated financial statements as of and for the year ended December 31, 2017 included in our Annual Report on Form 10-K; (b) our unaudited consolidated financial statements as of and for the three months ended March 31, 2018 included in our Quarterly Report on Form 10-Q for the period then ended; (c) the audited statements of revenues and direct operating expenses of the Bakken Shale Properties being acquired from Arkoma and Williston for the year ended December 31, 2017 included in Annex A to this proxy statement; and (d) the unaudited statements of assets acquired and liabilities assumed and revenues and direct operating expenses of the Bakken Shale Properties being acquired from Arkoma and Williston as of and for the three months ended March 31, 2018 included in Annex A to this proxy statement.

On May 9, 2018, Comstock entered into a Contribution Agreement with Arkoma and Williston under which Arkoma and Williston (collectively the “Jones Partnerships”) will contribute certain assets (the “Bakken Shale Properties”) to us in exchange for common stock representing a controlling stake in the Company. The Jones Partnerships are wholly owned by Dallas businessman Jerry Jones and his children. The Jones Partnerships will receive an aggregate of up to 88,571,429 newly issued shares of Comstock common stock (the “Jones Issuance”), based on an agreed upon share price of $7.00 per share. Upon completion of the transactions contemplated under the Contribution Agreement (the “Jones Transactions”), the Jones Partnerships will own approximately 84.6% of the Company’s pro forma outstanding common stock. The unaudited pro forma combined financial information presented gives effect to the transactions contemplated in the Contribution Agreement, including the Jones Issuance and the contribution of the Bakken Shale Properties (the “Jones Transactions”). The pro forma statements of operations are not necessarily indicative of Comstock’s operations going forward because the presentation of the operations of the Bakken Shale Properties is limited to only the revenues and direct operating expenses related thereto. Indirect expenses related to administration of the Jones Partnerships have not been determined.

The pro forma adjustments are based upon available information and assumptions that management of Comstock believes are reasonable. These assumptions are subject to change. The pro forma financial statements do not purport to represent the financial position or results of operations of Comstock which would have occurred had the Jones Transactions been consummated on the dates indicated or Comstock’s financial position or results of operations for any future date or period.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED BALANCE SHEET

(Unaudited)

AS OF MARCH 31, 2018

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted

ASSETS
Cash and Cash Equivalents	$50,988	$—	$—		$50,988
Accounts Receivable:
Oil and gas sales	26,142	—	—		26,142
Joint interest operations	10,975	—	—		10,975
Derivative Financial Instruments	2,516	—	—		2,516
Assets Held For Sale	115,260	—	—		115,260
Other Current Assets	2,847	—	—		2,847

Total current assets	208,728	—	—		208,728

Property and Equipment:
Oil and gas properties	2,732,962	522,035	(1,630,264)	(a)	1,624,733
Other	18,920	—	(13,624)	(a)	5,296
Accumulated depreciation depletion and amortization	(2,069,751)	(125,441)	2,069,751	(a)	(125,441)

Net property and equipment	682,131	396,594	425,863		1,504,588
Income Taxes Receivable	19,086	—	—		19,086
Goodwill	—	—	304,676	(a)	304,676
Other Assets	549	—	—		549

	$910,494	$396,594	$730,539		$2,037,627

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts Payable	$125,596	$—	$—		$125,596
Accrued Expenses	27,090	—	—		27,090
Bank Credit Facility	15,000	—	—		15,000

Total current liabilities	167,686	—	—		167,686
Long-term Debt	1,131,394	—	114,163	(a)	1,245,557
Deferred Income Taxes	10,847	—	40,723	(a)
			73,199	(b)	124,769
Reserve for Future Abandonment Costs	10,489	193	—		10,682

Total liabilities	1,320,416	193	228,085		1,548,694
Partner and Stockholders’ Equity (Deficit):
Partner’s Equity – Arkoma and Williston	—	396,401	(396,401)	(c)	—
Common stock	8,079	—	44,286	(c)	52,365
Common stock warrants	1,329	—	—		1,329
Additional paid-in capital	549,795	—	(393,472)	(a)
			352,115	(c)	508,438
Accumulated Deficit	(969,125)	—	969,125	(a)
			(73,199)	(b)	(73,199)

Total member / stockholders’ equity (deficit)	(409,922)	396,401	502,454		488,933

	$910,494	$396,594	$730,539		$2,037,627

See accompanying notes to unaudited pro forma

combined financial statements.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted
Revenues:
Oil sales	$46,590	$178,226	$—		$224,816
Natural gas sales	208,741	16,736	—		225,477

Total oil and gas sales	255,331	194,962	—		450,293
Operating expenses:
Production taxes	5,373	18,382	—		23,755
Gathering and transportation	17,538	—	—		17,538
Lease operating	37,859	21,500	—		59,359
Depreciation, depletion and amortization	123,557	—	69,123	(d)	192,680
General and administrative	26,137	—	—		26,137
Impairment of oil and gas properties	43,990	—	—		43,990
Loss on sale of oil and gas properties	1,060	—	—		1,060

Total operating expenses	255,514	39,882	69,123		364,519

Operating income (loss)	(183)	155,080	(69,123)		85,774
Other income (expenses):
Gain from derivative financial instruments	16,753	—	—		16,753
Other income	530	—	—		530
Interest expense	(146,449)	—	—		(146,449)

Total other income (expenses)	(129,166)	—	—		(129,166)

Income (loss) before income taxes	(129,349)	155,080	(69,123)		(43,392)
Benefit from (provision for) income taxes	17,944	—	(10,859)	(e)	7,085

Net income (loss)	$(111,405)	$155,080	$(79,982)		$(36,307)

Net loss per share – basic and diluted	$(7.61)				$(0.35)

Weighted average shares outstanding – basic and diluted	14,644		88,571	(f)	103,215

See accompanying notes to unaudited pro forma

combined financial statements.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted
Revenues:
Oil sales	$13,050	$54,282	$—		$67,332
Natural gas sales	59,543	5,678	—		65,221

Total oil and gas sales	72,593	59,960	—		132,553
Operating expenses:
Production taxes	1,840	5,425	—		7,265
Gathering and transportation	4,334	—	—		4,334
Lease operating	9,773	5,572	—		15,345
Depreciation, depletion and amortization	27,152	—	15,074	(g)	42,226
General and administrative	6,016	—	—		6,016
Loss on sale of oil and gas properties	28,600	—	—		28,600

Total operating expenses	77,715	10,997	15,074		103,786

Operating income (loss)	(5,122)	48,963	(15,074)		28,767
Other income (expenses):
Gain from derivative financial instruments	2,602	—	—		2,602
Other income	66	—	—		66
Interest expense	(38,850)	—	—		(38,850)

Total other income (expenses)	(36,182)	—	—		(36,182)

Income (loss) before income taxes	(41,304)	48,963	(15,074)		(7,415)
Benefit from (provision for) income taxes	(582)	—	1,766	(h)	1,184

Net income (loss)	$(41,886)	$48,963	$(13,308)		$(6,231)

Net loss per share – basic and diluted	$(2.78)				$(0.06)

Weighted average shares outstanding – basic and diluted	15,084		88,571	(i)	103,655

See accompanying notes to unaudited pro forma

combined financial statements.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) Introduction and Basis of Presentation

On May 9, 2018, Comstock entered into the Contribution Agreement with the Jones Partnerships under which the Jones Partnerships will contribute certain assets to us in exchange for common stock representing a controlling stake in the Company. The assets being contributed include working interests in oil and gas assets in North Dakota and Montana producing from the Bakken shale in the Williston Basin. The effective date of these transactions is April 1, 2018.

The Company assessed the Bakken Shale Properties to determine whether they meet the definition of a business under US generally accepted accounting principles, determining that they do not meet the definition of a business. As a result, the Jones Contribution will not be accounted for as a business combination. The Jones Partnerships are controlled by Jerry Jones and his children (collectively, the “Jones Group”). Upon the issuance of the shares of Comstock common stock, the Jones Group will obtain control over Comstock through their ownership of the Jones Partnerships. Through the Jones Partnerships, the Jones Group will own a majority of the voting common stock as well as the ability to control the composition of the majority of the board of directors of Comstock. As a result of the change of control that occurs upon the issuance of the common stock, the Jones Group will control Comstock and, thereby, will continue to control the Bakken Shale Properties.

Accordingly, the Bakken Shale Properties basis will be recognized by Comstock at the historical basis of the Jones Group. The change in control of Comstock will result in a new basis for Comstock as the company has elected to apply pushdown accounting pursuant to ASC 805, Business Combinations. The new basis will be pushed down to Comstock for financial reporting purposes, resulting in Comstock’s assets, liabilities and equity accounts being recognized at fair value upon closing of the Jones Transactions.

Transaction-related costs (i.e., advisory, legal, accounting, valuation, other professional or consulting fees) and certain transaction related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred and the services received. Accordingly none of the costs are reflected in the accompanying pro forma unaudited combined financial statements. Costs incurred associated with the issuance of our common stock as the consideration for the acquisition are expected to be immaterial and will be accounted for as a reduction of additional paid in capital.

The closing of the Jones Transactions will cause restricted shares granted to employees and directors to vest and performance share units granted to executive officers to vest at the maximum number of shares granted. These additional shares are not included in the computations of pro forma income (loss) per share.

(2) Unaudited Pro Forma Balance Sheet

In preparing these pro forma financial statements, the fair value of Comstock is being estimated based upon its market capitalization as of May 24, 2018, and the valuation of Comstock’s assets and liabilities are based on management’s preliminary valuation estimates. These valuations will be finalized at closing, and as a result the final fair values may differ, possibly materially, from those being presented in the accompanying unaudited pro forma financial statements. The final value of Comstock will be determined based upon the market price of Comstock common stock on the closing date of the transaction. As a result, the final fair value of Comstock will differ, possibly materially, from the current estimates. A change in the price of Comstock common stock of $1 per share would affect Comstock’s fair value by approximately $15.2 million.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The fair value of Comstock’s assets and liabilities as of March 31, 2018 and resulting goodwill expected to be recorded is estimated as follows:

(In thousands)
Fair Value of Comstock’s common stock	$165,731

Fair Value of Liabilities Assumed —
Current Liabilities	167,686
Long-Term Debt	1,245,557
Deferred Income Taxes	51,570
Reserve for Future Abandonment Costs	10,489

Net Liabilities Assumed	1,475,302

Fair Value of Assets Acquired —
Current Assets	208,728
Oil and Gas Properties	1,102,698
Other Property & Equipment	5,296
Income Taxes Receivable	19,086
Other Assets	549

Total Assets	1,336,357

Goodwill	$304,676

Goodwill recognized is primarily attributable to the excess of the fair value of Comstock’s common stock over the identifiable assets acquired net of liabilities assumed, measured in accordance with generally accepted accounting principles in the United States.

The Bakken Shale Properties are organized as limited partnerships and are treated as flow-through entities for federal and state income tax purposes. As a result, the net taxable income of the Bakken Shale Properties and any related tax credits are passed through to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no federal tax provision has been recorded in the financial statements of the Bakken Shale Properties.

These unaudited pro forma combined financial statements have been prepared in anticipation of a proposed transaction where the Bakken Shale Properties would be contributed to Comstock in exchange for common stock of Comstock. Comstock is a corporation, which is treated as a taxable C corporation and thus is subject to federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Bakken Shale Properties was organized as a taxable corporation for the most recent period presented. The Bakken Shale Properties have computed pro forma tax expense using a 24.4% blended corporate level federal and state tax rate. If the Bakken Shale Properties had effected the change in tax status on March 31, 2018, a deferred tax liability of approximately $73.2 million would have been recognized related to the tax basis of its long-lived assets being less than its book basis in those assets.

(3) Pro Forma Adjustments

Adjustments to the unaudited pro forma combined financial statements are as follows:

The accompanying unaudited pro forma balance sheet as of March 31, 2018 reflects the following adjustments:

(a)	To record the adjustment to fair value of the Comstock assets and liabilities based upon the Comstock market capitalization value of $10.87 per share as of May 24, 2018.

(b)	To record the deferred tax liability resulting from transition of the Jones Partnerships to a corporate taxable entity.

(c)	To record the issuance of 88,571,429 shares of common stock in exchange for the Bakken Shale Properties pursuant to the terms of the Contribution Agreement.

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma statement of operations for the year ended December 31, 2017 reflects the following adjustments:

(d)	To record depletion, depreciation and amortization expense for the Bakken Shale Properties.

(e)	To record income taxes for the combined operations of Comstock and the Bakken Shale Properties.

(f)	To adjust basic and diluted shares outstanding to give effect to the share issuance pursuant to the Jones Transactions.

The accompanying unaudited pro forma combined statement of operations for the three months ended March 31, 2018 reflects the following adjustments:

(g)	To record depletion, depreciation and amortization expense for the Bakken Shale Properties.

(h)	To record income taxes for the combined operations of Comstock and the Bakken Shale Properties.

(i)	To adjust basic and diluted shares outstanding to give effect to the share issuance pursuant to the Jones Transactions.

(4) Pro Forma Oil and Natural Gas Information

The following unaudited pro forma oil and natural gas reserve information reflects how the oil and natural gas reserves and the standardized measure information of the combined entities may have appeared had the Jones Transactions closed as of January 1, 2017:

	Year Ended December 31, 2017
	Crude Oil – MBbls			Natural Gas – MMcf
	Comstock	Bakken Shale Properties	Pro Forma Combined	Comstock	Bakken Shale Properties	Pro Forma Combined
Proved Reserves:
Beginning of year	7,277	16,728	24,005	872,468	41,759	914,227
Revisions of previous estimates	1,232	547	1,779	33,721	974	34,695
Extensions and discoveries	1	9,296	9,297	291,881	12,768	304,649
Sale of mineral in place	(7)	—	(7)	(7,593)	—	(7,593)
Production	(951)	(3,901)	(4,852)	(73,521)	(6,584)	(80,105)

End of year	7,552	22,670	30,222	1,116,956	48,917	1,165,873

Proved Developed Reserves:
Beginning of year	7,277	15,651	22,928	321,527	39,205	360,732

End of year	7,552	20,523	28,075	436,114	44,926	481,040

Proved Undeveloped Reserves:
Beginning of year	—	1,077	1,077	550,941	2,554	553,495

End of year	—	2,147	2,147	680,842	3,991	684,833

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

	Year Ended December 31, 2017
	Comstock	Bakken Shale Properties	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Future Cash Flows	$3,588,764	$1,240,435	$—		$4,829,199
Future Costs:
Production	(986,398)	(421,079)	—		(1,407,477)
Development and Abandonment	(672,559)	(112,063)	—		(784,622)
Future Income Taxes	5,239	—	(347,758	)(1)	(342,519)

Future Net Cash Flows	1,935,046	707,293	(347,758)		2,294,581
10% Discount Factor	(1,053,502)	(330,073)	195,375	(1)	(1,188,200)

Standardized Measure of Discounted Future Net Cash Flows	$881,544	$377,220	$(152,383	)(1)	$1,106,381

	Year Ended December 31, 2017
	Comstock	Bakken Shale Properties	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Standardized Measure, Beginning of Year	$429,275	$227,882	$—		$657,157
Net change in sales price, net of production costs	326,662	79,697	—		406,359
Development costs incurred during the year which were previously estimated	119,864	—	—		119,864
Revisions of quantity estimates	57,042	—	—		57,042
Accretion of discount	43,130	22,788	—		65,918
Changes in future development and abandonment costs	(62,509)	16,811	—		(45,698)
Changes in timing and other	(15,565)	(211)	—		(15,776)
Extensions and discoveries	167,135	185,333	—		352,468
Sales of minerals in place	(6,027)	—	—		(6,027)
Sales, net of production costs	(194,562)	(155,080)	—		(349,642)
Changes in income taxes	17,099	—	(152,383	)(1)	(135,284)

Standardized measure, End of Year	$881,544	$377,220	$(152,383	)(1)	$1,106,381

(1)	Adjustment for the assumed impact of the Jones Transactions including the adjustment of Comstock’s oil and gas properties to fair value and also the effect of the Section 382 limitation on the future use of Comstock’s federal tax net operating losses.

EXHIBIT 1

ANNEX B

COMSTOCK RESOURCES, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Following are the unaudited pro forma combined financial statements and accompanying notes as of and for the three months ended March 31, 2018 and for the year ended December 31, 2017, which have been prepared by our management and are derived from, and should be read in conjunction with, (a) our audited consolidated financial statements as of and for the year ended December 31, 2017 included in our Annual Report on Form 10-K; (b) our unaudited consolidated financial statements as of and for the three months ended March 31, 2018 included in our Quarterly Report on Form 10-Q for the period then ended; (c) the audited statements of revenues and direct operating expenses of the Bakken Shale Properties being acquired from Arkoma and Williston for the year ended December 31, 2017 included in Annex A to this proxy statement; and (d) the unaudited statements of assets acquired and liabilities assumed and revenues and direct operating expenses of the Bakken Shale Properties being acquired from Arkoma and Williston as of and for the three months ended March 31, 2018 included in Annex A to this proxy statement.

On May 9, 2018, Comstock entered into a Contribution Agreement with Arkoma and Williston under which Arkoma and Williston (collectively the “Jones Partnerships”) will contribute certain assets (the “Bakken Shale Properties”) to us in exchange for common stock representing a controlling stake in the Company. The Jones Partnerships are wholly owned by Dallas businessman Jerry Jones and his children. The Jones Partnerships will receive an aggregate of up to 88,571,429 newly issued shares of Comstock common stock (the “Jones Issuance”), based on an agreed upon share price of $7.00 per share. Upon completion of the transactions contemplated under the Contribution Agreement (the “Jones Transactions”), the Jones Partnerships will own approximately 84.6% of the Company’s pro forma outstanding common stock. The unaudited pro forma combined financial information presented gives effect to the transactions contemplated in the Contribution Agreement, including the Jones Issuance and the contribution of the Bakken Shale Properties (the “Jones Transactions”). The pro forma statements of operations are not necessarily indicative of Comstock’s operations going forward because the presentation of the operations of the Bakken Shale Properties is limited to only the revenues and direct operating expenses related thereto~~, while other operating~~. Indirect expenses related to ~~these properties have been excluded.~~administration of the Jones Partnerships have not been determined.

The pro forma adjustments are based upon available information and assumptions that management of Comstock believes are reasonable. These assumptions are subject to change. The pro forma financial statements do not purport to represent the financial position or results of operations of Comstock which would have occurred had the Jones Transactions been consummated on the dates indicated or Comstock’s financial position or results of operations for any future date or period.

B-1

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED BALANCE SHEET

(Unaudited)

AS OF MARCH 31, 2018

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted

ASSETS
Cash and Cash Equivalents	$50,988	$—	$—		$50,988
Accounts Receivable:
Oil and gas sales	26,142	—	—		26,142
Joint interest operations	10,975	—	—		10,975
Derivative Financial Instruments	2,516	—	—		2,516
Assets Held For Sale	115,260	—	—		115,260
Other Current Assets	2,847	—	—		2,847

Total current assets	208,728	—	—		208,728

Property and Equipment:
Oil and gas properties	2,732,962	522,035	(1,630,264)	(a)	1,624,733
Other	18,920	—	(13,624)	(a)	5,296
Accumulated depreciation depletion and amortization	(2,069,751)	(125,441)	2,069,751	(a)	(125,441)

Net property and equipment	682,131	396,594	425,863		1,504,588
Income Taxes Receivable	19,086	—	—		19,086
Goodwill	—	—	304,676	(a)	304,676
Other Assets	549	—	—		549

	$910,494	$396,594	$730,539		$2,037,627

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts Payable	$125,596	$—	$—		$125,596
Accrued Expenses	27,090	—	—		27,090
Bank Credit Facility	15,000	—	—		15,000

Total current liabilities	167,686	—	—		167,686
Long-term Debt	1,131,394	—	114,163	(a)	1,245,557
Deferred Income Taxes	10,847	—	40,723	(a)
			73,199	(b)	124,769
Reserve for Future Abandonment Costs	10,489	193	—		10,682

Total liabilities	1,320,416	193	228,085		1,548,694
Partner and Stockholders’ Equity (Deficit):
Partner’s Equity – Arkoma and Williston	—	396,401	(396,401)	(c)	—
Common stock	8,079	—	44,286	(c)	52,365
Common stock warrants	1,329	—	—		1,329
Additional paid-in capital	549,795	—	(393,472)	(a)
			352,115	(c)	508,438
Accumulated Deficit	(969,125)	—	969,125	(a)
			(73,199)	(b)	(73,199)

Total member / stockholders’ equity (deficit)	(409,922)	396,401	502,454		488,933

	$910,494	$396,594	$730,539		$2,037,627

See accompanying notes to unaudited pro forma

combined financial statements.

B-2

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted
Revenues:
Oil sales	$46,590	$178,226	$—		$224,816
Natural gas sales	208,741	16,736	—		225,477

Total oil and gas sales	255,331	194,962	—		450,293
Operating expenses:
Production taxes	5,373	18,382	—		23,755
Gathering and transportation	17,538	—	—		17,538
Lease operating	37,859	21,500	—		59,359
Depreciation, depletion and amortization	123,557	—	69,123	(d)	192,680
General and administrative	26,137	—	—		26,137
Impairment of oil and gas properties	43,990	—	—		43,990
Loss on sale of oil and gas properties	1,060	—	—		1,060

Total operating expenses	255,514	39,882	69,123		364,519

Operating income (loss)	(183)	155,080	(69,123)		85,774
Other income (expenses):
Gain from derivative financial instruments	16,753	—	—		16,753
Other income	530	—	—		530
Interest expense	(146,449)	—	—		(146,449)

Total other income (expenses)	(129,166)	—	—		(129,166)

Income (loss) before income taxes	(129,349)	155,080	(69,123)		(43,392)
Benefit from (provision for) income taxes	17,944	—	(10,859)	(e)	7,085

Net income (loss)	$(111,405)	$155,080	$(79,982)		$(36,307)

Net loss per share – basic and diluted	$(7.61)				$(0.35)

Weighted average shares outstanding – basic and diluted	14,644		88,571	(f)	103,215

See accompanying notes to unaudited pro forma

combined financial statements.

B-3

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

PRO FORMA COMBINED STATEMENT OF OPERATIONS

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(in thousands)

	Comstock	Bakken Shale Properties	Total Pro Forma Adjustments		As Adjusted
Revenues:
Oil sales	$13,050	$54,282	$—		$67,332
Natural gas sales	59,543	5,678	—		65,221

Total oil and gas sales	72,593	59,960	—		132,553
Operating expenses:
Production taxes	1,840	5,425	—		7,265
Gathering and transportation	4,334	—	—		4,334
Lease operating	9,773	5,572	—		15,345
Depreciation, depletion and amortization	27,152	—	15,074	(g)	42,226
General and administrative	6,016	—	—		6,016
Loss on sale of oil and gas properties	28,600	—	—		28,600

Total operating expenses	77,715	10,997	15,074		103,786

Operating income (loss)	(5,122)	48,963	(15,074)		28,767
Other income (expenses):
Gain from derivative financial instruments	2,602	—	—		2,602
Other income	66	—	—		66
Interest expense	(38,850)	—	—		(38,850)

Total other income (expenses)	(36,182)	—	—		(36,182)

Income (loss) before income taxes	(41,304)	48,963	(15,074)		(7,415)
Benefit from (provision for) income taxes	(582)	—	1,766	(h)	1,184

Net income (loss)	$(41,886)	$48,963	$(13,308)		$(6,231)

Net loss per share – basic and diluted	$(2.78)				$(0.06)

Weighted average shares outstanding – basic and diluted	15,084		88,571	(i)	103,655

See accompanying notes to unaudited pro forma

combined financial statements.

B-4

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) Introduction and Basis of Presentation

On May 9, 2018, Comstock entered into the Contribution Agreement with the Jones Partnerships under which the Jones Partnerships will contribute certain assets to us in exchange for common stock representing a controlling stake in the Company. The assets being contributed include working interests in oil and gas assets in North Dakota and Montana producing from the Bakken shale in the Williston Basin. The effective date of these transactions is April 1, 2018.

The ~~Jones Partnerships, as the accounting acquirer, will record the transactions as the acquisition of Comstock, accompanied by a recapitalization, as Arkoma and Williston effectively control the combined companies immediately following the closing of the transactions. As such, the Jones Partnerships are deemed to be the accounting acquirer in the transaction and, accordingly, the transaction is being treated as similar to a reverse acquisition. Comstock’s historical capital accounts and retained earnings will be recognized at the fair value of its assets and liabilities upon closing of the Jones Transactions.~~Company assessed the Bakken Shale Properties to determine whether they meet the definition of a business under US generally accepted accounting principles, determining that they do not meet the definition of a business. As a result, the Jones Contribution will not be accounted for as a business combination. The Jones Partnerships are controlled by Jerry Jones and his children (collectively, the “Jones Group”). Upon the issuance of the shares of Comstock common stock, the Jones Group will obtain control over Comstock through their ownership of the Jones Partnerships. Through the Jones Partnerships, the Jones Group will own a majority of the voting common stock as well as the ability to control the composition of the majority of the board of directors of Comstock. As a result of the change of control that occurs upon the issuance of the common stock, the Jones Group will control Comstock and, thereby, will continue to control the Bakken Shale Properties.

~~The unaudited pro forma combined balance sheet was prepared assuming that the Jones Transactions had occurred on March 31, 2018. The unaudited pro forma combined statements of operations for the year ended December 31, 2017 and for the three months ended March 31, 2018 were prepared assuming the Jones Transactions had occurred on January 1, 2017.~~

Accordingly, the Bakken Shale Properties basis will be recognized by Comstock at the historical basis of the Jones Group. The change in control of Comstock will result in a new basis for Comstock as the company has elected to apply pushdown accounting pursuant to ASC 805, Business Combinations. The new basis will be pushed down to Comstock for financial reporting purposes, resulting in Comstock’s assets, liabilities and equity accounts being recognized at fair value upon closing of the Jones Transactions.

Transaction-related costs (i.e., advisory, legal, accounting, valuation, other professional or consulting fees) and certain transaction related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred and the services received. Accordingly none of the costs are reflected in the accompanying pro forma unaudited combined financial statements. Costs incurred associated with the issuance of our common stock as the consideration for the acquisition are expected to be immaterial and will be accounted for as a reduction of additional paid in capital.

The closing of the Jones Transactions will ~~constitute a change in control, upon which~~cause restricted shares granted to employees and ~~executive officers~~directors to vest~~,~~ and performance share units granted to executive officers to vest at the maximum number of shares granted. These additional shares are not included in the computations of pro forma income (loss) per share.

(2) Unaudited Pro Forma Balance Sheet

In preparing these pro forma financial statements, the fair value of Comstock is being estimated based upon its market capitalization as of May 24, 2018, and the valuation of Comstock’s assets and liabilities are based on management’s preliminary valuation estimates. These valuations will be finalized at closing, and as a result the final fair values may differ, possibly materially, from those being presented in the accompanying unaudited pro forma financial statements. The final value of Comstock will be determined based upon the market price of Comstock common stock on the closing date of the transaction. As a result, the final fair value of Comstock will differ, possibly materially, from the current estimates. A change in the price of Comstock common stock of $1 per share would affect Comstock’s fair value by approximately $15.2 million.

B-5

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The fair value of Comstock’s assets and liabilities as of March 31, 2018 and resulting goodwill expected to be recorded is estimated as follows:

(In thousands)
Fair Value of Comstock’s common stock	$165,731

Fair Value of Liabilities Assumed —
Current Liabilities	167,686
Long-Term Debt	1,245,557
Deferred Income Taxes	51,570
Reserve for Future Abandonment Costs	10,489

Net Liabilities Assumed	1,475,302

Fair Value of Assets Acquired —
Current Assets	208,728
Oil and Gas Properties	1,102,698
Other Property & Equipment	5,296
Income Taxes Receivable	19,086
Other Assets	549

Total Assets	1,336,357

Goodwill	$304,676

Goodwill recognized is primarily attributable to the excess of the fair value of Comstock’s common stock over the identifiable assets acquired net of liabilities assumed, measured in accordance with generally accepted accounting principles in the United States.

The Bakken Shale Properties are organized as limited partnerships and are treated as flow-through entities for federal and state income tax purposes. As a result, the net taxable income of the Bakken Shale Properties and any related tax credits are passed through to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no federal tax provision has been recorded in the financial statements of the Bakken Shale Properties.

These unaudited pro forma combined financial statements have been prepared in anticipation of a proposed transaction where the Bakken Shale Properties would be contributed to Comstock in exchange for common stock of Comstock. Comstock is a corporation, which is treated as a taxable C corporation and thus is subject to federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Bakken Shale Properties was organized as a taxable corporation for the most recent period presented. The Bakken Shale Properties have computed pro forma tax expense using a 24.4% blended corporate level federal and state tax rate. If the Bakken Shale Properties had effected the change in tax status on March 31, 2018, a deferred tax liability of approximately $73.2 million would have been recognized related to the tax basis of its long-lived assets being less than its book basis in those assets.

(3) Pro Forma Adjustments

Adjustments to the unaudited pro forma combined financial statements are as follows:

The accompanying unaudited pro forma balance sheet as of March 31, 2018 reflects the following adjustments:

(a)	To record the adjustment to fair value of the Comstock assets and liabilities based upon the Comstock market capitalization value of $10.87 per share as of May 24, 2018.

(b)	To record the deferred tax liability resulting from transition of the Jones Partnerships to a corporate taxable entity.

(c)	To record the issuance of 88,571,429 shares of common stock in exchange for the Bakken Shale Properties pursuant to the terms of the Contribution Agreement.

B-6

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma statement of operations for the year ended December 31, 2017 reflects the following adjustments:

(d)	To record depletion, depreciation and amortization expense for the Bakken Shale Properties.

(e)	To record income taxes for the combined operations of Comstock and the Bakken Shale Properties.

(f)	To adjust basic and diluted shares outstanding to give effect to the share issuance pursuant to the Jones Transactions.

The accompanying unaudited pro forma combined statement of operations for the three months ended March 31, 2018 reflects the following adjustments:

(g)	To record depletion, depreciation and amortization expense for the Bakken Shale Properties.

(h)	To record income taxes for the combined operations of Comstock and the Bakken Shale Properties.

(i)	To adjust basic and diluted shares outstanding to give effect to the share issuance pursuant to the Jones Transactions.

(4) Pro Forma Oil and Natural Gas Information

The following unaudited pro forma oil and natural gas reserve information reflects how the oil and natural gas reserves and the standardized measure information of the combined entities may have appeared had the Jones Transactions closed as of January 1, 2017:

	Year Ended December 31, 2017
	Crude Oil – MBbls			Natural Gas – MMcf
	Comstock	Bakken Shale Properties	Pro Forma Combined	Comstock	Bakken Shale Properties	Pro Forma Combined
Proved Reserves:
Beginning of year	7,277	16,728	24,005	872,468	41,759	914,227
Revisions of previous estimates	1,232	547	1,779	33,721	974	34,695
Extensions and discoveries	1	9,296	9,297	291,881	12,768	304,649
Sale of mineral in place	(7)	—	(7)	(7,593)	—	(7,593)
Production	(951)	(3,901)	(4,852)	(73,521)	(6,584)	(80,105)

End of year	7,552	22,670	30,222	1,116,956	48,917	1,165,873

Proved Developed Reserves:
Beginning of year	7,277	15,651	22,928	321,527	39,205	360,732

End of year	7,552	20,523	28,075	436,114	44,926	481,040

Proved Undeveloped Reserves:
Beginning of year	—	1,077	1,077	550,941	2,554	553,495

End of year	—	2,147	2,147	680,842	3,991	684,833

B-7

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

	Year Ended December 31, 2017
	Comstock	Bakken Shale Properties	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Future Cash Flows	$3,588,764	$1,240,435	$—		$4,829,199
Future Costs:
Production	(986,398)	(421,079)	—		(1,407,477)
Development and Abandonment	(672,559)	(112,063)	—		(784,622)
Future Income Taxes	5,239	—	(347,758	)(1)	(342,519)

Future Net Cash Flows	1,935,046	707,293	(347,758)		2,294,581
10% Discount Factor	(1,053,502)	(330,073)	195,375	(1)	(1,188,200)

Standardized Measure of Discounted Future Net Cash Flows	$881,544	$377,220	$(152,383	)(1)	$1,106,381

	Year Ended December 31, 2017
	Comstock	Bakken Shale Properties	Pro Forma Adjustments		Pro Forma Combined
	(in thousands)
Standardized Measure, Beginning of Year	$429,275	$227,882	$—		$657,157
Net change in sales price, net of production costs	326,662	79,697	—		406,359
Development costs incurred during the year which were previously estimated	119,864	—	—		119,864
Revisions of quantity estimates	57,042	—	—		57,042
Accretion of discount	43,130	22,788	—		65,918
Changes in future development and abandonment costs	(62,509)	16,811	—		(45,698)
Changes in timing and other	(15,565)	(211)	—		(15,776)
Extensions and discoveries	167,135	185,333	—		352,468
Sales of minerals in place	(6,027)	—	—		(6,027)
Sales, net of production costs	(194,562)	(155,080)	—		(349,642)
Changes in income taxes	17,099	—	(152,383	)(1)	(135,284)

Standardized measure, End of Year	$881,544	$377,220	$(152,383	)(1)	$1,106,381

(1)	Adjustment for the assumed impact of the Jones Transactions including the adjustment of Comstock’s oil and gas properties to fair value and also the effect of the Section 382 limitation on the future use of Comstock’s federal tax net operating losses.

B-8